November 16, 2010

Via Facsimile (703 813 6981) and EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention: Ms. Allicia Lam

Re:  Aeroflex Holding Corp. Registration Statement No. 333-165920

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”), Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc., and Morgan Stanley & Co. Incorporated, as representatives of the several underwriters, hereby join Aeroflex Holding Corp. in requesting that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:01 p.m. Eastern Standard Time on November 18, 2010, or as soon thereafter as possible.

Pursuant to Rule 460 under the Act, please be advised that between November 10, 2010 and November 17, 2010, the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated November 10, 2010 (the “Preliminary Prospectus”):

No. of Copies
Institutions	1,768
Prospective Dealers	11,990
Individuals	34
Other	2,718
Total	15,764

This is to further advise you that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced Preliminary Prospectus.

Very truly yours,

Goldman, Sachs & Co.

Credit Suisse Securities (USA) LLC

J.P. Morgan Securities Inc.

Morgan Stanley & Co. Incorporated

By: Goldman, Sachs & Co.

By:
(Goldman, Sachs & Co.)

[Signature Page to Underwriters’ Acceleration Request]